January 6, 2010

CORRESPONDENCE FILED VIA EDGAR

AND OVERNIGHT DELIVERY

Ms. Lilyanna L. Peyser

Attorney Advisor

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Office Depot, Inc.
Annual Report on Form 10-K for the Fiscal Year Ended December 27, 2008
Filed February 24, 2009
Quarterly Report on Form 10-Q for the Fiscal Period Ended March 28, 2009
Filed April 28, 2009
Quarterly Report on Form 10-Q for the Fiscal Period Ended June 27, 2009
Filed July 28, 2009
Quarterly Report on Form 10-Q for the Fiscal Period Ended September 26, 2009
Filed October 29, 2009
Definitive Proxy Statement on Schedule 14A
Filed March 11, 2009
File No. 001-10948

Dear Ms. Peyser:

Pursuant to our telephone conversation on January 5, 2010, we are submitting this letter on behalf of Office Depot, Inc. (the “Company”) to inform the Staff that the Company will respond to the Staff’s letter of comment dated December 23, 2009 on January 22, 2010.

Should you have questions, please do not hesitate to contact the undersigned at (212) 918-8270.

Sincerely,

/s/ Amy Bowerman Freed
Amy Bowerman Freed
Hogan & Hartson LLP

cc:	Mr. H. Christopher Owings
Ms. Donna DiSilvio
Mr. Scott Stringer